Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-169119 September 24, 2012

Barclays Bank PLC Airbag Yield Optimization Notes

$• Notes linked to the common stock of CNH Global N.V. due March 28, 2013
$• Notes linked to the common stock of Silver Wheaton Corp. due March 28, 2013

Investment Description

Airbag Yield Optimization Notes (the “Notes”) are unsecured and unsubordinated notes issued by Barclays Bank PLC (the “Issuer”) linked to the performance of the common stock of a specific company (the “underlying stock”). The issue price of each Note will be $1,000. On a monthly basis, Barclays Bank PLC will pay you a coupon regardless of the performance of the underlying stock. At maturity, Barclays Bank PLC will either pay you the principal amount per Note or, if the closing price of the underlying stock on the final valuation date is below the specified conversion price, Barclays Bank PLC will deliver to you a number of shares of the applicable underlying stock equal to the principal amount per Note divided by the conversion price (the “share delivery amount”) for each of your Notes plus accrued and unpaid interest (subject to adjustments in the case of certain corporate events described in the prospectus supplement under “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”). Investing in the Notes involves significant risks. You may lose some or all of your principal amount. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving shares of the underlying stock at maturity that are worth less than the principal amount of your Notes and the credit risk of Barclays Bank PLC for all payments under the Notes. Generally, the higher the coupon rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC. If Barclays Bank PLC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

❑	Income: Regardless of the performance of the underlying stock, Barclays Bank PLC will pay you a monthly coupon. In exchange for receiving the monthly coupon on the Notes, you are accepting the risk of receiving shares of the underlying stock at maturity that are worth less than your principal amount and the credit risk of Barclays Bank PLC for all payments under the Notes.
❑	Contingent Repayment of Principal at Maturity: If the price of the underlying stock does not close below the conversion price on the final valuation date, Barclays Bank PLC will pay you the principal amount at maturity, and you will not participate in any appreciation or depreciation in the value of the underlying stock. If the price of the underlying stock closes below the conversion price on the final valuation date, Barclays Bank PLC will deliver to you the share delivery amount at maturity for each of your Notes, which is expected to be worth less than your principal amount and may have no value at all. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC.

Key Dates1

Trade Date	September 26, 2012
Settlement Date	September 28, 2012
Final Valuation Date[2]	March 22, 2013
Maturity Date[2]	March 28, 2013

[1]	Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.
[2]	Subject to postponement in the event of a market disruption event as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE UP TO THE FULL DOWNSIDE MARKET RISK OF THE UNDERLYING STOCK. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF BARCLAYS BANK PLC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE FWP-5 AND UNDER “RISK FACTORS” BEGINNING ON PAGE S-6 OF THE PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offerings

These preliminary terms relate to two separate Airbag Yield Optimization Notes we are offering. Each of the two Notes is linked to the common stock of a different company, and each of the two Notes has a different coupon rate, initial price and conversion price, as specified in the table below. The coupon rate, initial price and conversion price for each Note will be set on the trade date. The Notes will be issued in minimum denominations equal to $1,000 and integral multiples of $1,000. Coupons will be paid monthly in arrears in 6 equal installments.

Underlying Stocks	Total Coupon Payable over the Term of the Notes	Coupon Rate per Annum	Initial Price	Conversion price	CUSIP	ISIN
Common stock of CNH Global N.V.	3.50% to 4.50%	7.00% to 9.00%	$•	80% of Initial Price	06742A685	US06742A6854
Common stock of Silver Wheaton Corp.	4.00% to 5.00%	8.00% to 10.00%	$•	85% of Initial Price	06742A677	US06742A6771

See “Additional Information about Barclays Bank PLC and the Notes” on page FWP-2 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and this free writing prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public		Underwriting Discount		Proceeds to Barclays Bank PLC
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
Common stock of CNH Global N.V.	$•	$1,000	$•	$10	$•	$990
Common stock of Silver Wheaton Corp.	$•	$1,000	$•	$10	$•	$990
UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and these offerings. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Securities, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” herein and in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

If the terms in the prospectus and prospectus supplement are inconsistent with the terms discussed herein, the terms discussed in this free writing prospectus will control.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

t	Prospectus dated August 31, 2010: http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm
t	Prospectus supplement dated May 27, 2011: http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” “Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Notes” refers to the two different series of Airbag Yield Optimization Notes that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

t	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
t	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the full downside market risk of an investment in the underlying stock.
t	You believe the final price of the underlying stock is not likely to be below the conversion price and, if it is, you can tolerate receiving shares of the underlying stock at maturity worth less than your principal amount or that may have no value at all.
t	You understand and accept that you will not participate in any appreciation in the price of the underlying stock and that your return potential at maturity is limited to the coupons paid on the Note.
t	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the underlying stock.
t	You are willing and able to hold the Notes to maturity, a term of approximately 6 months, and accept that there may be little or no secondary market for the Notes.
t	You would be willing to invest in the Notes if the coupon rate were set equal to the bottom of the applicable coupon rate range listed on the cover hereof (the actual coupon rate for each Note will be set on the trade date).
t	You are willing to assume the credit risk of Barclays Bank PLC for all payments under the Notes, and understand that, if Barclays Bank PLC defaults on its obligations, you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

t	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
t	You require an investment designed to provide a full return of principal at maturity.
t	You are not willing to make an investment that may have the full downside market risk of an investment in the underlying stock.
t	You believe the final price of the underlying stock is likely to be below the conversion price, which could result in a total loss of your initial investment.
t	You cannot tolerate receiving shares of the underlying stock at maturity worth less than your principal amount or that may have no value at all.
t	You seek an investment that participates in the full appreciation in the price of the underlying stock or that has unlimited return potential.
t	You would be unwilling to invest in the Notes if the coupon rate were set equal to the bottom of the applicable coupon rate range listed on the cover hereof (the actual coupon rate for each Note will be set on the trade date).
t	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the underlying stock.
t	You are unable or unwilling to hold the Notes to maturity, a term of approximately 6 months, and seek an investment for which there will be an active secondary market.
t	You are not willing to assume the credit risk of Barclays Bank PLC for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page FWP-5 of this free writing prospectus as well as the “Risk Factors” beginning on page S-6 of the prospectus supplement for risks related to an investment in the Notes.

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Common Terms for Each Offering of the Notes1

Issuer:	Barclays Bank PLC
Issue Price per Note	$1,000 per Note
Principal Amount per Note:	$1,000 per Note
Term[2]:	Approximately 6 months
Underlying Stock:	The common stock of a specific company, as set forth on the cover of this free writing prospectus.
Coupon Payment:	Coupon paid in arrears in 6 equal monthly installments based on the coupon rate per annum, regardless of the performance of the underlying stock.
The coupon rate per annum for the Notes linked to the common stock of CNH Global N.V. is expected to be between 7.00% to 9.00%, for a total coupon payable of 3.50% to 4.50%; and the coupon rate per annum for the Notes linked to the common stock of Silver Wheaton Corp. is expected to be between 8.00% to 10.00%, for a total coupon payable of 4.00% to 5.00%. The actual coupon rate and resulting total coupon payable for each Note will be determined on the trade date.
1st Installment through 6th Installment:	For Notes linked to the common stock of CNH Global N.V.: between 0.5833% and 0.7500%
For Notes linked to the common stock of Silver Wheaton Corp.: between 0.6667% and 0.8333%
The actual installment amount for each offering of the Notes will be determined on the trade date.
Conversion price:	A percentage of the initial price of the underlying stock, as specified on the first page of this free writing prospectus.
Payment at Maturity (per Note)(3):

➢    If the final price of the underlying stock is not below the conversion price on the final valuation date (i.e., the final price of the underlying stock is greater than or equal to the conversion price on the final valuation date), at maturity we will pay you an amount in cash equal to $1,000 for each $1,000 principal amount Note, plus accrued and unpaid interest.

➢    If the final price of the underlying stock is below the conversion price on the final valuation date, at maturity we will deliver to you a number of shares of the applicable underlying stock equal to the share delivery amount (subject to adjustments) for each Note you own plus accrued and unpaid interest.

The value of the share delivery amount is expected to be less than the principal amount and may be worthless.
Share Delivery Amount[3]:	A number of shares of the applicable underlying stock equal to (1) the principal amount per Note of $1,000 divided by (2) the conversion price, as determined on the trade date, subject to adjustment upon the occurrence of certain corporate events affecting the underlying stock. See “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Closing Price:	On any trading day, the last reported sale price (or in case of NASDAQ, the official closing price) of the underlying stock during the principal trading session on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Initial Price:	The closing price of the applicable underlying stock on the trade date.
Final Price:	The closing price of the applicable underlying stock on the final valuation date.

[1]	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
[3]	If you receive the share delivery amount at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying stock in an amount equal to that fraction multiplied by the closing price of the underlying stock on the final valuation date.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR PRINCIPAL AMOUNT OR MAY HAVE NO VALUE AT ALL. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF BARCLAYS BANK PLC. IF BARCLAYS BANK PLC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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Investment Timeline

Coupon Payment Dates

Coupons will be paid in arrears in six equal monthly installments on the coupon payment dates listed below. The record date for each coupon payment date will be the date that is one business day prior to the related coupon payment date.

October 29, 2012 November 30, 2012 December 31, 2012 January 31, 2013 February 28, 2013 March 28, 2013

What are the tax consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-132 of the accompanying prospectus supplement. The following discussion supplements the discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-132 of the accompanying prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and Barclays hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument (the “Deposit”) and a put option contract (the “Put Option”) in respect of the underlying stock. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Deposit component — Amounts treated as interest on the Deposit would be subject to general rules governing interest payments on short-term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers who elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers (that do not elect to accrue interest currently) would include interest into income upon receipt of such interest.

Put Option component — The Put Option component would generally not be taxed until sale or maturity. At maturity, the Put Option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying equity if you receive the underlying equity.

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With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Underlying Stock	Coupon Rate per Annum (to be set on the trade date)	Deposit Interest Component per Annum	Put Option Premium Component per Annum
Common stock of CNH Global N.V.	7.00% to 9.00%	•%	•%
Common stock of Silver Wheaton Corp.	8.00% to 10.00%	•%	•%

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-132 of the accompanying prospectus supplement for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service Notice 2008-2 may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, Barclays intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and in the “Certain U.S. Federal Income Tax Considerations” section on page S-132 of the accompanying prospectus supplement unless and until such time as some other treatment is more appropriate.

Specified Foreign Financial Assets — Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—”Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

3.8% Medicare Tax on “New Investment Income” — Beginning in 2013, U.S. holders that are individuals, estates and certain trusts will be subject to an additional 3.8% “Medicare tax” on all or a portion of their “net investment income,” which may included the coupon payments and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Non-U.S. Holders — Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-132 of the accompanying prospectus supplement and consult your tax advisor.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

t	Risk of loss at maturity — The Notes differ from ordinary debt securities in that the issuer will not necessarily pay the full principal amount of the Notes at maturity. Barclays Bank PLC will only pay you the principal amount of your Notes in cash if the final price of the underlying stock is greater than or equal to the conversion price and only at maturity. If the final price of the underlying stock is below the conversion price, Barclays Bank PLC will deliver to you a number of shares of the applicable underlying stock equal to the share delivery amount for each Note you then own. Therefore, if the final price of an applicable underlying stock is below the conversion price, you will be exposed on a leveraged basis to any such decline below the conversion price. For example, if the conversion price is 80% of the initial price and the final price is less than the conversion price, you will lose 1.25% of your $1,000 principal amount Note at maturity for each additional 1% that the final price is less than the conversion price. If you receive shares of underlying stock at maturity, the value of the stock is expected to be significantly less than the principal amount of the Notes, and the stock may have no value at all.
t	Higher coupon rates are generally associated with a greater risk of loss — Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that the price of such stock could close below its conversion price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on that Note. However, while the coupon rate is set on the trade date, the underlying stock’s volatility can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
t	The contingent repayment of principal applies only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the stock price is above the conversion price.
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t	Your return potential on the Notes is expected to be limited to the coupons paid on the Notes — If the closing price of the underlying stock on the final valuation date is greater than or equal to the conversion price, Barclays Bank PLC will pay you the principal amount of your Notes in cash at maturity and you will not participate in any appreciation in the price of the underlying stock even though you risked being subject to the decline in the price of the underlying stock. If the closing price of the underlying stock on the final valuation date is less than the conversion price, Barclays Bank PLC will deliver to you shares of the underlying stock at maturity, which is expected to be worth less than the principal amount as of the maturity date and may result in a loss of your entire investment. Therefore, any positive return on the Notes as of the maturity date is expected to be limited to the coupons paid on the Notes and may be less than a return on a direct investment in the underlying stock.
t	Credit of Issuer — The Notes are unsubordinated and unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.
t	Single stock risk — The price of an underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the underlying stock.
t	Dealer incentives — We, our affiliates and agents act in various capacities with respect to the Notes. We and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of 1.00% per Note to the principals, agents and dealers in connection with the distribution of the Notes.
t	There may be little or no secondary market for the Notes — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
t	Owning the Notes is not the same as owning the underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Notes. Furthermore, the underlying stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation.
t	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the price of the underlying stock will rise or fall. There can be no assurance that the underlying stock price will not rise by more than the coupons paid on the Notes or will not close below the conversion price on the final valuation date. The price of the underlying stock will be influenced by complex and interrelated political, economic, financial and other factors that affect the issuer of the underlying stock. You should be willing to accept the risks of owning equities in general and the underlying stock in particular, and the risk of losing some or all of your initial investment.
t	Potential conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.
t	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying stock and the expected price volatility of the underlying stock, the dividend rate on the underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events and the creditworthiness of Barclays Bank PLC.
t	Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity — While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.
t	Potential Barclays Bank PLC impact on market price of underlying stock — Trading or transactions by Barclays Bank PLC or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of the Notes.
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t	Potentially inconsistent research, opinions or recommendations by Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates — Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.
t	Risks associated with non-U.S. companies — An investment in the Notes linked to the value of non-U.S. companies, such as the common stock of CNH Global N.V. (“CNH”), which is issued by a company incorporated under the laws of the Netherlands, or Silver Wheaton Corp. (“SLW”), which is issued by a company incorporated under the laws of Canada, involves risks associated with the home country of such non-U.S. company. The prices of such company’s common stock may be affected by political, economic, financial and social factors in its home country, including changes in such country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions.
t	Antidilution adjustments — For certain corporate events affecting the underlying stock, the calculation agent may make adjustments to the number of shares of the underlying stock that may be delivered at maturity and the conversion price for the underlying stock. However, the calculation agent will not make such adjustments in response to all events that could affect the underlying stock. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus, the prospectus supplement or the applicable pricing supplement as necessary to achieve an equitable result.
t	In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the underlying stock — Following certain corporate events relating to the issuer of the underlying stock where such issuer is not the surviving entity, your return on the Notes paid by Barclays Bank PLC at maturity may be based on the common stock of a successor to the underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” of the prospectus supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity Barclays Bank PLC will pay an amount in cash equal to your principal amount unless the final price of the underlying stock is below the conversion price (as such conversion price may be adjusted by the calculation agent upon occurrence of one or more such events).
t	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Certain U.S. Federal Income Tax Considerations” on page S-132 of the accompanying prospectus supplement and consult your tax advisor about your tax situation.
FWP-7

Hypothetical Examples

The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of any underlying stock relative to its initial price. We cannot predict the final price of any underlying stock. You should not take these examples as an indication or assurance of the expected performance of any underlying stock. The numbers appearing in the examples and table below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes. The following examples and table illustrate the payment at maturity per Note on a hypothetical offering of the Notes, based on the following assumptions*:

Term:	Approximately 6 months
Hypothetical coupon rate per annum**:	8.00% per annum (or $6.67 per monthly period)
Hypothetical total coupon payable**:	4.00% over the term of the Notes
Hypothetical initial price of the underlying stock:	$50.00 per share
Hypothetical conversion price:	$40.00 (80% of the hypothetical initial price)
Hypothetical share delivery amount:	25 shares per Note ($1,000 / conversion price of $40.00)
Principal amount:	$1,000 per Note
Hypothetical dividend yield on the underlying stock***:	2.00% per annum (1.00% over the term of the Notes)

*	May not be the actual coupon rate per annum, initial price, conversion price or share delivery amount applicable to the Notes. The actual coupon rate in respect of coupon payments, the initial price, the conversion price and the share delivery amount for each of the Notes will be determined on the trade date.
**	Coupon payment will be paid in arrears in 6 equal monthly installments during the term of the Notes on an unadjusted basis.
***	Dividend yield assumed received by holders of the hypothetical underlying stock during the term of the Notes. The actual dividend yield for any underlying stock may vary from the assumed dividend yield used for purposes of the following examples. Regardless, investors in the Notes will not receive any dividends paid on the underlying stock.

The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to the $1,000 issue price.

Scenario #1: The final price of the underlying stock is not below the hypothetical conversion price of $40.00.

Because the final price of the underlying stock is not below the hypothetical conversion price of $40.00, the issuer will pay you at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the underlying stock if the price appreciation of the underlying stock (plus dividends, if any) is less than 8.00% per annum (equivalent to 4.00% over the term of the Notes).

If the closing price of the underlying stock on the final valuation date is $50.00 (no change in the price of the underlying stock):

Payment at Maturity	$1,000.00
Coupons:	$ 40.00	($6.67 × 6 = $40.00)
Total:	$1,040.00
Total Return on the Notes:	4.00%

In this example, the total return on the Notes is 4.00%, while the total return on the underlying stock is 1.00% (including dividends).

If the closing price of the underlying stock on the final valuation date is $65.00 (an increase of 30%):

Payment at Maturity	$1,000.00
Coupons:	$ 40.00	($6.67 × 6 = $40.00)
Total:	$1,040.00
Total Return on the Notes:	4.00%

In this example, the total return on the Notes is 4.00%, while the total return on the underlying stock is 31.00% (including dividends).

If the closing price of the underlying stock on the final valuation date is $42.50 (a decline of 15%):

Payment at Maturity	$1,000.00
Coupons:	$ 40.00	($6.67 × 6 = $40.00)
Total:	$1,040.00
Total Return on the Notes:	4.00%

In this example, the total return on the Notes is 4.00%, while the total return on the underlying stock is a loss of 14.00% (including dividends).

Scenario #2: The final price of the underlying stock is below the hypothetical conversion price of $40.00.

Because the final price of the underlying stock is below the hypothetical conversion price of $40.00, the issuer will deliver to you at maturity the number of shares of the underlying stock equal to the share delivery amount for every $1,000 principal amount Note you hold and will pay cash at the final price for any fractional shares included in the share delivery amount. The value of shares received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date and is expected to be worth less than the principal amount or may have no value at all.

If the closing price of the underlying on the maturity date is $22.50 (a decline of 55%):

Value of shares received:	$562.50	(25 shares × $22.50)
Coupons:	$ 40.00	($6.67 × 6 = $40.00)
Total:	$602.50
Total Return on the Notes:	-39.75%

In this example, the total return on the Notes is a loss of 39.75%, while the total return on the underlying stock is a loss of 54.00% (including dividends).

FWP-8

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

Term:	6 months
Hypothetical coupon rate per annum**:	8.00% per annum (or $6.67 per monthly period)
Hypothetical total coupon payable:	4.00% over the term of the Notes
Hypothetical initial price:	$50.00 per share
Hypothetical conversion price:	$40.00 (80.00% of the hypothetical initial price)
Hypothetical share delivery amount:	25 shares per Note ($1,000 / conversion price of $40.00)
Principal amount:	$1,000 per Note
Hypothetical dividend yield on the underlying stock***:	2.00% per annum (1.00% over the term of the Notes)
*	May not be the actual coupon rate per annum, initial price, conversion price or share delivery amount applicable to the Notes. The actual coupon rate in respect of coupon payments, the initial price, the conversion price and the share delivery amount for each of the Notes will be determined on the trade date.
**	Coupon payment will be paid in arrears in 6 equal monthly installments during the term of the Notes on an unadjusted basis.
***	Dividend yield assumed received by holders of the underlying stock during the term of the Notes. The actual dividend yield for any underlying stock may vary from the assumed dividend yield used for purposes of the following examples. Regardless, investors in the Notes will not receive any dividends paid on the underlying stock.
	Underlying Stock		Conversion Event Does Not Occur(1)		Conversion Event Occurs(2)
		Total Return on	Payment at		Value	Payment at
		the Underlying	Maturity +	Total Return on	of Share	Maturity +	Total Return on
	Stock	Stock at	Coupon	the Notes at	Delivery	Coupon	the Notes at
Final Price(3)	Price Return	Maturity(4)	Payments	Maturity(5)	Amount(6)	Payments(7)	Maturity(8)
$75.00	50.00%	51.00%	$1,040.00	4.00%	n/a	n/a	n/a
$72.50	45.00%	46.00%	$1,040.00	4.00%	n/a	n/a	n/a
$70.00	40.00%	41.00%	$1,040.00	4.00%	n/a	n/a	n/a
$67.50	35.00%	36.00%	$1,040.00	4.00%	n/a	n/a	n/a
$65.00	30.00%	31.00%	$1,040.00	4.00%	n/a	n/a	n/a
$62.50	25.00%	26.00%	$1,040.00	4.00%	n/a	n/a	n/a
$60.00	20.00%	21.00%	$1,040.00	4.00%	n/a	n/a	n/a
$57.50	15.00%	16.00%	$1,040.00	4.00%	n/a	n/a	n/a
$55.00	10.00%	11.00%	$1,040.00	4.00%	n/a	n/a	n/a
$52.50	5.00%	6.00%	$1,040.00	4.00%	n/a	n/a	n/a
$50.00	0.00%	1.00%	$1,040.00	4.00%	n/a	n/a	n/a
$47.50	-5.00%	-4.00%	$1,040.00	4.00%	n/a	n/a	n/a
$45.00	-10.00%	-9.00%	$1,040.00	4.00%	n/a	n/a	n/a
$42.50	-15.00%	-14.00%	$1,040.00	4.00%	n/a	n/a	n/a
$40.00	-20.00%	-19.00%	$1,040.00	4.00%	n/a	n/a	n/a
$37.50	-25.00%	-24.00%	n/a	n/a	$937.50	$977.50	-2.25%
$35.00	-30.00%	-29.00%	n/a	n/a	$875.00	$915.00	-8.50%
$32.50	-35.00%	-34.00%	n/a	n/a	$812.50	$852.50	-14.75%
$30.00	-40.00%	-39.00%	n/a	n/a	$750.00	$790.00	-21.00%
$27.50	-45.00%	-44.00%	n/a	n/a	$687.50	$727.50	-27.25%
$25.00	-50.00%	-49.00%	n/a	n/a	$625.00	$665.00	-33.50%
$22.50	-55.00%	-54.00%	n/a	n/a	$562.50	$602.50	-39.75%
$20.00	-60.00%	-59.00%	n/a	n/a	$500.00	$540.00	-46.00%
$17.50	-65.00%	-64.00%	n/a	n/a	$437.50	$477.50	-52.25%
$15.00	-70.00%	-69.00%	n/a	n/a	$375.00	$415.00	-58.50%

(1)	A conversion event does not occur if the final price of the underlying stock is not below the conversion price.
(2)	A conversion event occurs if the final price of the underlying stock is below the conversion price.
(3)	The final price is as of the final valuation date, if the final price of the underlying stock is not below the conversion price. If the final price of the underlying stock is below the conversion price, the final stock price is as of the final valuation date and the maturity date. The final stock price range is provided for illustrative purposes only. The actual stock price return may be below -70% and you therefore may lose up to 100% of your initial investment.
(4)	The total return at maturity on the underlying stock assumes a 1.00% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments received during the term of the Notes.
(6)	The value of the share delivery amount consists of the total shares included in the share delivery amount multiplied by the closing price of the underlying stock on the maturity date. If you receive the share delivery amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the closing price of the underlying stock on the final valuation date.
(7)	The actual value of the payment consists of the market value of a number of shares of the underlying stock equal to the share delivery amount, valued and delivered as of the maturity date with fractional shares paid in cash at the final price, plus the coupon payments received during the term of the Notes.
(8)	The total return at maturity on the Notes includes coupon payments received during the term of the Notes.
FWP-9

Information about the Underlying Stocks

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act,” are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing the underlying stock can be located by reference to the relevant linked share SEC file number specified below.

The summary information below regarding the companies issuing the underlying stock comes from the issuers’ respective SEC filings. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer. We have not undertaken any independent review or due diligence of the SEC filings of the companies issuing the underlying stock or of any other publicly available information regarding each such issuer.

CNH Global N.V.

According to publicly available information, CNH Global N.V. (the “Company”) is incorporated in, and under the laws of, The Netherlands. The Company manufactures agricultural and construction equipment. The Company markets its products globally through its two brand families, Case and New Holland. Case IH (along with Steyr in Europe) and New Holland make up its agricultural brand family. Case and New Holland Construction (along with Kobelco in North America) make up its construction equipment brand family. The Company also offers a range of financial products and services to dealers and customers in North America, Brazil, Australia and Western Europe.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 333-05752, or its CIK Code: 0001024519. The Company’s common shares are listed on the New York Stock Exchange under the ticker symbol “CNH”.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus or prospectus supplement. We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Information

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. The closing prices may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, extraordinary dividends, delistings and bankruptcy. We have not undertaken an independent review or due diligence of any publicly available information obtained from Bloomberg. The historical performance of the underlying stock should not be taken as an indication of the future performance of the underlying stock during the term of the Notes.

Quarter Begin	Quarter End		Quarterly High	Quarterly Low	Quarterly Close
4/3/2006	6/30/2006		$30.50	$20.67	$23.92
7/3/2006	9/29/2006		$24.06	$18.87	$23.21
10/2/2006	12/29/2006		$30.28	$22.80	$27.30
1/3/2007	3/30/2007		$40.52	$26.14	$37.29
4/2/2007	6/29/2007		$51.70	$36.40	$51.09
7/2/2007	9/28/2007		$61.00	$45.60	$60.74
10/1/2007	12/31/2007		$68.02	$51.05	$65.82
1/2/2008	3/31/2008		$68.82	$44.78	$52.03
4/1/2008	6/30/2008		$57.17	$33.89	$33.97
7/1/2008	9/30/2008		$39.18	$19.95	$22.04
10/1/2008	12/31/2008		$20.66	$11.09	$15.60
1/2/2009	3/31/2009		$19.17	$6.01	$10.38
4/1/2009	6/30/2009		$18.69	$11.03	$14.04
7/1/2009	9/30/2009		$19.99	$11.83	$17.08
10/1/2009	12/31/2009		$25.94	$16.22	$24.98
1/4/2010	3/31/2010		$32.64	$22.41	$30.75
4/1/2010	6/30/2010		$33.15	$22.38	$22.65
7/1/2010	9/30/2010		$39.63	$22.66	$36.64
10/1/2010	12/31/2010		$48.06	$35.78	$47.74
1/1/2011	3/31/2011		$54.01	$43.41	$47.45
4/1/2011	6/302011		$49.73	$35.96	$38.65
7/1/2011	9/30/2011		$41.64	$26.15	$26.24
10/1/2011	12/31/2011		$40.86	$23.60	$35.99
1/1/2012	3/31/2012		$46.52	$37.64	$39.70
4/1/2012	6/29/2012		$47.07	$35.76	$38.86
7/2/2012	9/21/2012	*	$42.98	$34.53	$41.49

*	As of the date of this free writing prospectus, information for the third calendar quarter of 2012 includes data for the period from July 2, 2012 through September 21, 2012. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third quarter of 2012.
FWP-10

The graph below illustrates the performance of the Company’s common stock from January 3, 2005 through September 21, 2012, based on information from Bloomberg. The dotted line represents the hypothetical conversion price, equal to 80% of the closing price on September 21, 2012. The actual conversion price applicable to the Notes will be determined on the trade date and will equal 80% of the closing price of the Company’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-11

Silver Wheaton Corp.

According to publicly available information, Silver Wheaton Corp. (the “Company”) is a mining company that generates its revenues primarily from the sale of silver. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32482, or its CIK Code: 0001323404. The Company’s common shares are listed on the New York Stock Exchange under the ticker symbol “SLW.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus or prospectus supplement. We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Information

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. The closing prices may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, extraordinary dividends, delistings and bankruptcy. We have not undertaken an independent review or due diligence of any publicly available information obtained from Bloomberg. The historical performance of the underlying stock should not be taken as an indication of the future performance of the underlying stock during the term of the Notes.

Quarter Begin	Quarter End		Quarterly High	Quarterly Low	Quarterly Close
4/3/2006	6/30/2006		$11.08	$6.82	$9.42
7/3/2006	9/29/2006		$11.84	$8.34	$9.44
10/2/2006	12/29/2006		$11.80	$8.43	$10.48
1/3/2007	3/30/2007		$10.89	$9.04	$9.48
4/2/2007	6/29/2007		$12.40	$9.54	$11.69
7/2/2007	9/28/2007		$14.80	$10.63	$14.02
10/1/2007	12/31/2007		$17.72	$13.34	$16.97
1/2/2008	3/31/2008		$19.38	$14.36	$15.53
4/1/2008	6/30/2008		$17.44	$12.76	$14.65
7/1/2008	9/30/2008		$15.51	$7.96	$8.15
10/1/2008	12/31/2008		$8.45	$2.57	$6.49
1/2/2009	3/31/2009		$8.58	$5.31	$8.23
4/1/2009	6/30/2009		$10.95	$7.26	$8.24
7/1/2009	9/30/2009		$13.21	$7.44	$12.59
10/1/2009	12/31/2009		$17.32	$11.96	$15.02
1/4/2010	3/31/2010		$17.45	$13.57	$15.68
4/1/2010	6/30/2010		$21.36	$16.22	$20.10
7/1/2010	9/30/2010		$26.99	$17.96	$26.65
10/1/2010	12/31/2010		$40.84	$25.74	$39.04
1/1/2011	3/31/2011		$45.02	$29.24	$44.85
4/1/2011	6/302011		$46.91	$30.19	$33.00
7/1/2011	9/30/2011		$40.94	$29.45	$29.45
10/1/2011	12/31/2011		$37.10	$27.45	$28.96
1/1/2012	3/31/2012		$39.90	$30.10	$33.20
4/1/2012	6/29/2012		$33.68	$23.24	$26.84
7/2/2012	9/21/2012	*	$39.91	$25.33	$39.91

*	As of the date of this free writing prospectus, information for the third calendar quarter of 2012 includes data for the period from July 2, 2012 through September 21, 2012. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third quarter of 2012.
FWP-12

The graph below illustrates the performance of the Company’s common stock from May 9, 2006 through September 21, 2012, based on information from Bloomberg. The dotted line represents the hypothetical conversion price, equal to 85% of the closing price on September 21, 2012. The actual conversion price applicable to the Notes will be determined on the trade date and will equal 85% of the closing price of the Company’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliates will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Notes.

FWP-13